# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PC CONNECTION, INC., CIK 0001050377
CUSIP: 69318J100
Title of class of securities: Common Stock par value $.01 per share
Address of issuer's principal executive offices: Rt. 101A, 730 Milford Road, Merrimack, New Hampshire (NH), 03054
Date of event which requires filing of this statement: 03/20/2025
Amends the filing with accession number 0001193125-04-068397
Filed by CIK 0001186630
Persons authorized to receive notices and communications: Patricia Gallup, Abbott Brook Trust David Hall Trust 2003, Rt. 101A, 730 Milford Road, Merrimack, New Hampshire (NH), 03054, (603) 683-2000

## Reporting persons
- Patricia Gallup (CIK 0001186630): type of reporting person: individual (IN); citizenship or place of organization: New Hampshire (NH); member of a group; source of funds: personal funds (PF); sole voting power 4,450,345; shared voting power 9,332,188; sole dispositive power 4,450,345; shared dispositive power 9,332,188; aggregate amount beneficially owned 13,782,533 (53.4% of the class)
  Comment: The share amount in rows 8, 10, and 11 includes (i) 4,450,345 shares of common stock, par value $.01 per share ("Common Stock"), of PC Connection, Inc., a Delaware corporation (the "Issuer") held by Ms. Gallup (ii) 6,879,962 shares of the Issuer's Common Stock held by an irrevocable trust of which Ms. Gallup is the sole trustee and sole lifetime beneficiary of the shares held by such trust (the "David Hall Trust 2003"), (iii) 162,093 shares of the Issuer's Common Stock held by The Estate of David McLellan Hall, for which Ms. Gallup serves as executor (the "Estate"), (iv) 275,000 shares of the Issuer's Common Stock held by an irrevocable trust formed under the laws of the state of New Hampshire of which Ms. Gallup is the sole trustee (the "North Branch Trust"), (v) 2,000,000 shares of the Issuer's Common Stock held by a grantor retained annuity trust of which Patricia Gallup is the sole trustee and sole annuitant (the "Abbott Brook Trust") and (vi) 15,133 shares of the Issuer's Common Stock held by Ms. Gallup's spouse, as to which Ms. Gallup disclaims beneficial ownership.
  
  The percentage in row 13 is based upon 25,800,210 shares of the Issuer's Common Stock outstanding on March 20, 2025, based upon information provided by the Issuer.
- Abbott Brook Trust: type of reporting person: other (OO); citizenship or place of organization: New Hampshire (NH); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (7.8% of the class)
  Comment: On September 16, 2024, for estate planning purposes, Patricia Gallup contributed 2,000,000 shares of Common Stock to the Abbott Brook Trust for no consideration. Under the trust agreement establishing the Abbott Brook Trust, Ms. Gallup serves as sole trustee of the Abbott Brook Trust.
  
  The percentage in row 13 is based upon 25,800,210 shares of the Issuer's Common Stock outstanding on March 20, 2025, based upon information provided by the Issuer.
- David Hall Trust 2003: type of reporting person: other (OO); citizenship or place of organization: New Hampshire (NH); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,879,962; sole dispositive power 0; shared dispositive power 6,879,962; aggregate amount beneficially owned 6,879,962 (26.7% of the class)
  Comment: The Estate, on March 13, 2023, transferred 6,879,962 shares of the Issuer's Common Stock to the David Hall Trust 2003 at the direction of Ms. Gallup, in her capacity as executor, for no consideration in order to facilitate the administration of certain assets of the Estate. Ms. Gallup serves as the sole trustee and is the sole lifetime beneficiary of the shares held by the David Hall Trust 2003.
  
  The percentage in row 13 is based upon 25,800,210 shares of the Issuer's Common Stock outstanding on March 20, 2025, based upon information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock par value $.01 per share
Name of issuer: PC CONNECTION, INC.
Address of issuer's principal executive offices: Rt. 101A, 730 Milford Road, Merrimack, New Hampshire (NH), 03054
Comment: This Amendment No. 10 ("Amendment No. 10") amends the statement on Schedule 13D initially filed by the 1998 PC Connection Voting Trust (the "Voting Trust"), David Hall and Patricia Gallup on April 23, 2004 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on February 12, 2013, as amended and supplemented by Amendment No. 2 to the Original Schedule 13D, filed on January 31, 2014, as amended and supplemented by Amendment No. 3 to the Original Schedule 13D, filed on May 27, 2014, as amended and supplemented by Amendment No. 4 to the Original Schedule 13D, filed on September 27, 2021, as amended and supplemented by Amendment No. 5 to the Original Schedule 13D, filed on December 22, 2021, as amended and supplemented by Amendment No. 6 to the Original Schedule 13D, filed on May 12, 2022, as amended and supplemented by Amendment No. 7 to the Original Schedule 13D, filed on March 15, 2023, as amended and supplemented by Amendment No. 8 to the Original Schedule 13D, filed on May 10, 2024, as amended and supplemented by Amendment No. 9 to the Original Schedule 13D, filed on September 18, 2024 (as amended and supplemented, the "Schedule 13D") relating to shares of Common Stock of the Issuer. Except as otherwise set forth herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The second paragraph of Item 3 is hereby amended and restated as follows:

Between May 16, 2014 and March 20, 2025, Ms. Gallup acquired 26,250 shares of Common Stock pursuant to restricted stock awards under the Issuer's Amended and Restated 2007 Stock Incentive Plan and the Issuer's 2020 Stock Incentive Plan. Between May 16, 2014 and November 14, 2020, Mr. Hall, prior to his passing, acquired 15,500 shares of Common Stock pursuant to restricted stock awards under the Issuer's Amended and Restated 2007 Stock Incentive Plan.

The sixth paragraph of Item 3 is hereby amended and restated as follows:

The aggregate cost basis of the 4,450,345 shares of Common Stock held of record by Ms. Gallup is approximately $680,607. The aggregate cost basis of the 6,879,962 shares of Common Stock held of record by the David Hall Trust 2003 is approximately $247,265,604, following a step up in basis upon Mr. Hall's passing. The aggregate cost basis of the 162,093 shares of Common Stock held of record by the Estate is approximately $5,825,617, following a step up in basis upon Mr. Hall's passing. The aggregate cost basis of the 275,000 shares of Common Stock held of record by the North Branch Trust is approximately $1,833. The aggregate cost basis of the 2,000,000 shares of Common Stock held of record by the Abbott Brook Trust is approximately $13,333. The aggregate cost basis of the 15,133 shares of Common Stock held of record by Ms. Gallup's spouse is approximately $1,636.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented as follows:

The Issuer has historically maintained a share repurchase program for the purchase of shares of Common Stock from time to time. As a result of repurchases under this program during March 2025, the number of shares of outstanding Common Stock has decreased, and consequently, the percentage of shares of Common Stock beneficially owned by the Reporting Persons as of March 20, 2025, has passively increased.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 25,800,210 shares of the Issuer's Common Stock outstanding on March 20, 2025, based upon information provided by the Issuer.

A. Patricia Gallup

As of close of business on March 20, 2025, Patricia Gallup, as the sole trustee and sole lifetime beneficiary of the shares held by the David Hall Trust 2003, the executor of the Estate, the sole trustee of the North Branch Trust, the sole trustee and sole annuitant of the Abbott Brook Trust and by virtue of her spouse's holdings, may be deemed to beneficially own (i) 6,879,962 shares of Common Stock owned directly by the David Hall Trust 2003, (ii) 162,093 shares of Common Stock owned directly by the Estate, (iii) 2,000,000 shares of Common Stock owned directly by the Abbott Brook Trust, (iv) 275,000 shares of Common Stock owned directly by North Branch Trust, as to which Ms. Gallup disclaims beneficial ownership, (v) 15,133 shares of Common Stock owned directly by her spouse, as to which Ms. Gallup disclaims beneficial ownership, and (vi) 4,450,345 shares of Common Stock owned directly by Ms. Gallup.

Percentage: 53.4%

B. Abbott Brook Trust

As of close of business on March 20, 2025, the Abbott Brook Trust directly and beneficially owned 2,000,000 shares of Common Stock.

Percentage: 7.8%

C. David Hall Trust 2003

As of close of business on March 20, 2025, the David Hall Trust 2003 directly and beneficially owned 6,879,962 shares of Common Stock.

Percentage: 26.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Patricia Gallup

Sole power to vote or direct vote: 4,450,345

Shared power to vote or direct vote: 9,332,188

Sole power to dispose or direct the disposition: 4,450,345

Shared power to dispose or direct the disposition: 9,332,188

B. Abbott Brook Trust

Sole power to vote or direct vote: 0

Shared power to vote or direct vote: 2,000,000

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 2,000,000

C. David Hall Trust 2003

Sole power to vote or direct vote: 0

Shared power to vote or direct vote: 6,879,962

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 6,879,962
Transactions in the class effected during the past sixty days:
A. Patricia Gallup

On March 14, 2025, Ms. Gallup received 5,000 shares related to an equity award for $0.00 in a registered transaction. Ms. Gallup received the 5,000 shares of Common Stock upon the vesting of 5,000 Restricted Stock Units issued to Ms. Gallup under the PC Connection, Inc. 2020 Stock Incentive Plan. Ms. Gallup has not entered into any other transactions in the Common Stock of the Issuer during the past sixty days. The Estate, the Abbott Brook Trust, the David Hall Trust 2003, the North Branch Trust and Ms. Gallup's spouse have not entered into any transactions in the Common Stock of the Issuer during the past sixty days.

B. Abbott Brook Trust

The Abbott Brook Trust has not entered into any transactions in the Common Stock of the Issuer during the past sixty days.

C. David Hall Trust 2003

The David Hall Trust 2003 has not entered into any transactions in the Common Stock of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is amended and restated as follows:

Exhibit 1. Joint Filing Agreement, dated as of March 24, 2025, by and among the Reporting Persons.**

**Filed herewith

## Signatures
- Patricia Gallup: /s/ Patricia Gallup, Patricia Gallup (03/24/2025)
- Abbott Brook Trust: /s/ Patricia Gallup, Patricia Gallup, as Trustee (03/24/2025)
- David Hall Trust 2003: /s/ Patricia Gallup, Patricia Gallup, as Trustee (03/24/2025)